May 2, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	NOVACEA, INC.
Registration Statement on Form S-1 (File No. 333-131741)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, the undersigned, as representatives of the several Underwriters, hereby join in the request of Novacea, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement to 3:00 pm, Eastern Standard Time, on May 3, 2006, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 14, 2006, through May 1, 2006:

Preliminary Prospectus dated April 14, 2006:

6,672 copies to prospective underwriters, institutional investors, dealers and others

The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with SEC release 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934.

Securities and Exchange Commission

May 2, 2006

Very truly yours,

BEAR, STEARNS & CO. INC. COWEN & CO., LLC As Representatives of the several Underwriters

By:	BEAR, STEARNS & CO. INC.

By:	/s/ Steve Parish

By:	COWEN & CO., LLC

By:	/s/ William B. Buchanan, Jr. Managing Director